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                                 WORLDS, INC.
                                15 Union Wharf
                         Boston, Massachusetts  02109
                                (617)725-8900




                                             February 25, 1998



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

  Re:  Worlds, Inc. (the "Company")

Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby wishes to withdraw Registration Statement No. 333-44509 based upon the fact that a "Delaying Amendment" pursuant to Rule 473 was not included in said Registration Statement.

                                             Very truly yours,

                                             /s/ Thomas Kidrin

                                             Thomas Kidrin
                                             President & CEO